Annual Report

Cover Page

Name of issuer:

Fetch! Gourmet Dog Treats, LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: NY

Date of organization: 1/1/2015

Physical address of issuer:

255 Great Arrow Ave
Buffalo NY 14207

Website of issuer:

http://fetchmeatreat.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:

Total Assets:	$3,840.00	$4,117.00
Cash & Cash Equivalents:	$516.00	$289.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$44,773.00	$35,869.00
Non-Current Liabilities:	$43,780.00	$45,568.00
Revenues/Sales:	$144,058.00	$167,606.00
Cost of Goods Sold:	$83,184.00	$108,886.00
Taxes Paid:	$0.00	$0.00
Net Income:	($2,338.00)	($10,498.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Fetch! Gourmet Dog Treats, LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Jacqueline Lovern	Owner	fetch! Dog Treats	2015
John Griveas	Owner	fetch! Dog Treats	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Jacqueline Lovern	Secretary	2015
Jacqueline Lovern	CFO	2015
Jacqueline Lovern	President	2015
Jacqueline Lovern	Comptroller	2015
Jacqueline Lovern	Clerk	2015
Jacqueline Lovern	Treasurer	2015
John Griveas	Vice President	2015
John Griveas	CEO	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Jacqueline Lovern	850000.0 Common Units	85.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material***

information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Investors understand that it may take years to see a return on their investment and they are willing to wait for this time period.
>
> Investors understand that the initial valuation may change either positively or negatively over time.
>
> Investors understand that investing in startups is risky and that the failure rate is higher depending on the stage of the startup.
>
> Increases in the cost of key ingredients and/or disruptions in supply can negatively affect our ability to manufacture and produce our items.
>
> The unpredictability of the COVID19 pandemic can create instances where we will be forced to adapt very quickly to change. Mandates and shutdowns can have a negative impact on revenue and our supply/distribution chain. Canceled events, material shortages, and increased cost of goods sold are potential examples to be aware of.
>
> Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Units	1,000,000	1,000,000	No ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	Total Pool: Issued:

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Dave Librock
Issue date	03/11/15
Amount	$1,750.00
Outstanding principal plus interest	$1,750.00 as of 07/07/20
Interest rate	0.0% per annum
Maturity date	12/31/21
Current with payments	Yes

Loan

Lender	Kabbage
Issue date	08/13/16
Amount	$6,500.00
Outstanding principal plus interest	$3,783.19 as of 07/07/20

Interest rate	24.0% per annum
Maturity date	04/28/21
Current with payments	Yes

Loan

Lender	Marlin Capital Solutions
Issue date	01/29/19
Amount	$14,484.00
Outstanding principal plus interest	$14,713.20 as of 07/07/20
Interest rate	10.94% per annum
Maturity date	04/06/24
Current with payments	Yes

Loan

Lender	Concepts2Code
Issue date	07/16/19
Amount	$10,000.00
Outstanding principal plus interest	$5,578.68 as of 07/07/20
Interest rate	5.0% per annum
Maturity date	01/12/21
Current with payments	Yes

Loan

Lender	PayPal Business Loan
Issue date	09/18/19
Amount	$24,000.00
Outstanding principal plus interest	$20,002.80 as of 07/07/20
Interest rate	14.5% per annum
Maturity date	05/03/22
Current with payments	Yes

Loan

Lender	Square Capital
Issue date	01/17/20
Amount	$2,900.00
Outstanding principal plus	$2,613.18 as of

Outstanding principal plus interest	... as of 07/07/20
Interest rate	17.75% per annum
Maturity date	07/31/21
Current with payments	Yes

Loan

Lender	Shopify Capital
Issue date	02/09/20
Amount	$1,356.00
Outstanding principal plus interest	$79.30 as of 07/07/20
Interest rate	17.0% per annum
Maturity date	07/31/20
Current with payments	Yes

Loan

Lender	SBA EIDL Advance
Issue date	04/20/20
Amount	$4,000.00
Outstanding principal plus interest	$4,000.00 as of 07/07/20
Interest rate	0.0% per annum
Maturity date	04/23/25
Current with payments	Yes

Loan

Lender	Paycheck Protection Program
Issue date	04/24/20
Amount	$2,095.00
Outstanding principal plus interest	$2,095.00 as of 07/07/20
Interest rate	0.0% per annum
Maturity date	10/08/20
Current with payments	Yes

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
2/2021	Regulation Crowdfunding	Priced Round	$48,405	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations
You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
A proven dog treat brand constrained by manual production.
Milestones
Fetch! Gourmet Dog Treats, LLC was organized in the State of New York in January 2015.
Since then, we have:
Established consistent national wholesale demand constrained by manual decorating
Sold products through 300+ independent retailers nationwide
Identified manual production as the primary constraint on growth; automation unlocks immediate throughput
Focused capital strategy on increasing production capacity rather than customer acquisition experiments

Historical Results of Operations Revenues & Gross Margin. For the year ended December 31, 2025, the Company generated revenue of $144,058 compared to $167,606 for the year ended December 31, 2024. Gross profit remained stable at approximately $55,000 in both periods, reflecting consistent product margins despite lower overall volume.
Assets. As of December 31, 2025, the Company had total assets of $3,840, including $516 in cash. As of December 31, 2024, total assets were $4,117, including $289 in cash.
Net Loss. The Company reported a net loss of ($2,338) for 2025 and ($10,498) for 2024, reflecting a significant improvement in operating efficiency and movement toward breakeven.
Liabilities. Total liabilities were $[illegible] as of December 31

Liabilities. Total liabilities were $88,553 as of December 31, 2025 and $81,437 as of December 31, 2024.

Liquidity & Capital Resources
To date, the Company has been financed through a combination of revenue generated from product sales and various working capital solutions, including short-term financing and equipment leasing.

The Company maintains a lean operating structure and actively manages expenses to sustain operations. While cash on hand is limited, the business is operating near breakeven, and liquidity constraints are primarily driven by production capacity limitations rather than lack of demand. The Company expects to use the proceeds of this offering to increase production capacity and improve operational efficiency, as outlined in the "Use of Funds" section of this Form C.

Runway & Short/Mid Term Expenses
Fetch! Gourmet Dog Treats, LLC cash on hand is $516 as of April 2026. Over the last three months, revenue has averaged approximately $12,000 per month, with cost of goods sold of approximately $6,900 and operating expenses of approximately $4,800 per month.

We experienced a decline in total revenue from approximately $167,000 in 2024 to $144,000 in 2025. Despite this, we significantly improved operating efficiency, reducing net losses from approximately $10,500 in 2024 to $2,300 in 2025.

The primary constraint on growth is production capacity, specifically a labor-intensive decorating process that limits throughput and extends lead times. This has resulted in delayed fulfillment and lost sales opportunities, despite consistent demand from wholesale and retail customers.

Over the past year, we focused on streamlining operations, reducing unnecessary expenses, and improving workflow efficiency. These changes allowed us to stabilize the business and operate near breakeven.

Over the next 3-6 months, we expect monthly revenue to range between $12,000 and $18,000 under current production constraints. Cost of goods sold is expected to remain approximately 55-60% of revenue, with operating expenses between $4,500 and $6,000 per month.

With modest investment in automation and increased production capacity, we believe we can reduce lead times, increase output, and achieve monthly revenues exceeding $20,000.

While the Company is not currently profitable, it is operating near breakeven. Based on current demand and cost structure, management believes that increasing production capacity would allow the business to reach consistent profitability within the next 3-6 months.

The Company estimates that approximately $40,000-$60,000 in capital would enable investment in automation equipment and working capital for labor and materials, allowing for increased throughput and improved fulfillment of existing demand.

In addition to funds raised through this offering, the Company has historically relied on revenue from product sales, supplemented by short-term financing and working

capital solutions, including PayPal Business Loans, QuickBooks Capital, Square Capital, and equipment financing through Fernwood Capital, as well as limited personal support from friends and family.

To manage short-term burn, the Company has maintained a lean operating structure and adjusted production levels based on available working capital. Additional revenue has been generated through local events and direct-to-consumer sales to support ongoing operations.

Given that the business is operating near breakeven, burn is minimal and primarily tied to production constraints rather than lack of demand. The Company has been able to sustain operations while focusing on improving efficiency and positioning the business for scalable growth.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, John Griveas, certify that:

(1) the financial statements of Fetch! Gourmet Dog Treats, LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Fetch! Gourmet Dog Treats, LLC included in this Form reflects accurately the information reported on the tax return for Fetch! Gourmet

Dog Treats, LLC filed for the most recently completed fiscal year.



John Griveas

Owner

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc.

on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identify of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX

Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://fetchmeatreat.com/invest

The issuer must continue to comply with the ongoing

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3

Appendix D: Director & Officer Work History

Jacqueline Lovern
John Griveas

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

The following documents will be filed with the SEC.

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Fetch Subscription Agreement

Early Bird Fetch Early Bird Subscription Agreement

Appendix C: Financial Statements

Financials 1

Financials 2

Financials 3

Appendix D: Director & Officer Work History

Jacqueline Lovern

John Griveas

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Fetch! Gourmet Dog Treats, LLC

By

John Griveas

CO-Founder & Vice President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates

indicated.

John Griveas

C0-Founder & Vice President
3/10/2026

Jacqueline M Lovern

Owner & President
4/13/2026